Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Velo Labs Inc.
345 9th st. suite 202
san francisco, CA 94103
https://lattis.io/

Up to $1,069,991.30 in Common Stock at $3.55
Minimum Target Amount: $9,993.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Velo Labs Inc.
Address: 345 9th st. suite 202, san francisco, CA 94103
State of Incorporation: DE
Date Incorporated: January 29, 2013

Terms:

Equity

Offering Minimum: $9,993.25 | 2,815 shares of Common Stock
Offering Maximum: $1,069,991.30 | 301,406 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.55
Minimum Investment Amount (per investor): $497.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive an 5% bonus shares

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive 5% bonus shares.

$10,000+ | Tier 2

Invest $10,000+ and receive 10% bonus shares.

$20,000+ | Tier 3

Invest $20,000+ and receive 20% bonus shares.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Velo Labs, Inc. dba Lattis will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.55 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $355. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Velo Labs Inc. dba Lattis ("Lattis" or the "Company") is a C-Corp organized under the laws of the state of Deleware that builds a micromobility platform for sharing services and hyper-local delivery.

The Company's business model consists of SaaS from operators (starting at $15 per vehicle per month) and rev share from merchants (25%). At Lattis, we believe micromobility is the future of local transportation, which is why we built a proprietary software platform that provides the infrastructure to deploy vehicles flexibly across multiple use-cases. This means that at rush hour an e-bike could be rented to a commuter trying to beat traffic, and by dinnertime, it could be booked by a courier delivering pizzas. One vehicle, one app, countless uses.

We believe our platform creates a flexible and reliable solution for thousands of operators, opening opportunities and bringing accessibility to a growing market. With Lattis, light electric vehicles (LeV), such as bikes, e-bikes, e-scooters, e-mopeds, electric golf carts, delivery robots, and even Teslas, can be easily managed across sharing, subscription, and delivery companies. Lattis operates in 6 continents and is localized in 9 languates.

Lattis owns 13 patents on smart locks in the US and Europe. The patents include utilitiy patents on locking mechanism, and method patents on wireless connection, authentication, and unlocking of any smart lock.

Competitors and Industry

INDUSTRY

Micromobility presents a massive, exponentially growing market—and it's predicted that within 10 years, micromobility could overtake e-hailing services, such as Lyft and Uber, reaching a global consumer-spending potential between $300B and $500B by 2030.

Online food delivery is where we see the most growth, which is expected to reach a $192B market size by 2025, and is capitalizing on light electric vehicles (LeV) for local, point-to-point transport, especially as gas prices spike

https://www.mckinsey.com/industries/automotive-and-assembly/our-insights/shared-mobility-where-it-stands-where-its-headed

https://www.prnewswire.com/news-releases/global-online-food-delivery-services-market-report-2021-market-is-expected-to-reach-192-16-billion-in-2025--from-126-91-billion-in-2021---long-term-forecast-to-2030--301285677.html

https://www.wsp.com/-/media/Insights/Australia/Documents/Report_Future-of-delivery_Uber_FINAL_Feb22-(1).pdf

COMPETITORS

The Company has several competitors in the Micromobility platform market. Some of the top competitors in our industry include:

Wunder Mobility (founded in 2014)

https://www.crunchbase.com/organization/wundermobility

Joyride (founded in 2014) https://www.crunchbase.com/organization/joyride-2

Movatic (founded in 2017) https://www.crunchbase.com/organization/movatic

Wunder Mobility is the industry leader and the Company's primary competition in the Micromobiltiy industry. Joyride also owns a significant market share and is a direct competitor of similar size and development. Despite the present competitive landscape, the Company stands out in the Micromobilty industry because Lattis offers a more comprehensive suite of features along with being the only platform that enables operators to monetize their fleet with hyper-local delivery.

With same-day and even same-hour delivery for groceries, medication, and other everyday items on the rise, there's clear investor appetite in the space. Multiple micromobility startups were recently sold for amounts ranging from $25M to $100M, including Spin, Skip, and Scoot (acquired by Tier, Helbiz, and Bird, respectively), while e-bike rental company Zoomo raised over $60M in its Series B, with a mission to disrupt last-mile delivery.

https://www.theverge.com/2022/3/2/22950833/ford-sells-spin-electric-scooter-tier

https://www.smartcitiesdive.com/news/helbiz-to-acquire-skip-in-latest-micromobility-consolidation/591591/

https://techcrunch.com/2019/06/12/bird-confirms-acquisition-of-scoot/

https://techcrunch.com/2021/11/15/e-bike-subscription-service-zoomo-raises-60m-series-b-to-disrupt-last-mile-delivery/

Current Stage and Roadmap

CURRENT STAGE

The Lattis platform is currently on the market and generating sales. Since launching our platform in 2018, Lattis has experienced fantastic growth, with over 76,000 trips now taken on our platform. We've signed our 44th customer and launched the beta test of our new delivery product. At the end of 2021, Lattis had more than 2,500 live vehicles on our platform and averaged month-over-month growth of 79%.

Lattis has secured 13 patents in the US and Europe, which include utility and method patents on smart locks and their application in the micromobility space. We believe our IP is critical to our continued success in this space, granting us exclusive rights to our state-of-the-art technology. With this next round of funding, we are looking to expand our team, invest in our product, and strengthen our sales operations further.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on expanding market share through product innovation. Lattis delivery is our new product which is a multisided marketplace connecting couriers, merchants, and micromobility operators to the Lattis platform. The marketplace moves around three players: Merchants pay a flat delivery fee on the orders that need to be fulfilled to Lattis; Lattis hires couriers to make the deliveries; Couriers rent vehicles from local micromobility operators. Lattis delivery is available in beta now with final released expected Q4 2022.

Beyond delivery, the Lattis platfrom will expand it's offering to include a consumer ebike app product that OEMs can bundle onto their vehicles as an digital companion app for the end consumer.

By servicing all three major market segments of micromobility (shared, delivery, and consumer), Lattis will become the principal solution to the future of mobility.

The Team

Officers and Directors

Name: Jack Al-Kahwati

Jack Al-Kahwati's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 19, 2013 - Present
  Responsibilities: Responsible for managing a company's overall operations. No Salary; Equity Compensation: 69.59%

- **Position:** CFO
  Dates of Service: January 19, 2013 - Present
  Responsibilities: Responsible for tracking cash flow and financial planning

- **Position:** Board Member
  Dates of Service: January 19, 2013 - Present
  Responsibilities: Approve Business decisions

Name: Jeremy Ricard

Jeremy Ricard's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: November 07, 2014 - Present
  Responsibilities: Responsible for overseeing the development of technology for customers to help improve and increase business. No Salary; Equity Compensation: Stock Option Plan 11.35%

Name: Peter Lai

Peter Lai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CSO
  Dates of Service: December 18, 2017 - Present
  Responsibilities: Develops and executes strategies to accomplish financial growth in the company. No Salary; No Equity Compensation.

Other business experience in the past three years:

- **Employer:** Taicor Inc
  Title: CEO
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Supply Chain, Retail Manufacturer, logistics, warehousing, distribution, international distribution, and r&d. Startup advisor, business development, strategic partnerships, investment funding, government relationships, marketing, and closing. Focus on bring startups from inception to public evaluations of 100 million plus. Focus on solving government issues and international global branding.

Other business experience in the past three years:

- **Employer:** Andra Capital
  Title: Strategic Advisor
  Dates of Service: April 01, 2018 - April 01, 2020
  Responsibilities: Strategic Advisor

Name: Ed Chyau

Ed Chyau's current primary role is with Mesh Ventures. Ed Chyau currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** board member
  Dates of Service: December 21, 2016 - Present
  Responsibilities: approve business decisions

Other business experience in the past three years:

- **Employer:** Mesh Ventures
  Title: Managing Partner
  Dates of Service: April 01, 2015 - Present

Responsibilities: Investor

Other business experience in the past three years:

- **Employer:** Empower Semiconductor
  Title: Board Member
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Approve business decisions

Other business experience in the past three years:

- **Employer:** citesocial
  Title: Board Member
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Approve business decisions

Other business experience in the past three years:

- **Employer:** Kamia
  Title: Managing Partner
  Dates of Service: June 01, 2008 - Present
  Responsibilities: Manage the company

Other business experience in the past three years:

- **Employer:** DeepMap, Inc.
  Title: Advisory Board Member
  Dates of Service: February 01, 2020 - September 01, 2021
  Responsibilities: Advise Company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the software services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing an online micromobility platform for sharing services. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater

than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Velo Labs, Inc dba Lattis was formed on 2013-01-29. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks

associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Velo Labs has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 13 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Velo Labs, Inc dba Lattis or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Velo Labs could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jack Al-kahwati	3,350,210	Common Stock	69.59%

The Company's Securities

The Company has authorized Common Stock, Convertible Note 1, Convertible Note 2, Convertible Note 3, Convertible Note 4, Convertible Note 5, Convertible Note 6, Convertible Note 7, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 301,406 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,071,019 outstanding.

Voting Rights

Each stockholder shall be entitled to one vote for each share of the capital stock held. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 257,000 shares to be issued pursuant to outstanding options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $69,532.60
Maturity Date: May 01, 2019
Interest Rate: 3.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: See Material Information below for conversion information

Material Rights

Automatic Conversion upon Qualified Financing. The Conversion Amount shall be converted on or before the Maturity Date into equity securities issued and sold at the close of the Company's next equity financing (the "Next Equity Securities") in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Qualified Financing").

Optional Conversion upon Non-Qualified Financing. The Conversion Amount may be converted, at the written election of the Holder, into equity securities issued and sold at the close of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of less than $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Non-Qualified Financing").

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $110,446.57
Maturity Date: February 22, 2021
Interest Rate: 3.0%
Discount Rate: 80.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: See Material Information below for conversion information

Material Rights

Automatic Conversion upon Qualified Financing. The Conversion Amount shall be converted on or before the Maturity Date into equity securities issued and sold at the close of the Company's next equity financing (the "Next Equity Securities") in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Qualified Financing").

Optional Conversion upon Non-Qualified Financing. The Conversion Amount may be converted, at the written election of the Holder, into equity securities issued and sold at the close of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of less than $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Non-Qualified Financing").

Convertible Note 3

The security will convert into Common stock and the terms of the Convertible Note 3 are outlined below:

Amount outstanding: $5,522.32
Maturity Date: February 22, 2021
Interest Rate: 3.0%
Discount Rate: 80.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: See Material Information below for conversion information

Material Rights

Automatic Conversion upon Qualified Financing. The Conversion Amount shall be converted on or before the Maturity Date into equity securities issued and sold at the close of the Company's next equity financing (the "Next Equity Securities") in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Qualified Financing").

Optional Conversion upon Non-Qualified Financing. The Conversion Amount may be converted, at the written election of the Holder, into equity securities issued and sold at the close of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of less than $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Non-Qualified Financing").

Convertible Note 4

The security will convert into Common stock and the terms of the Convertible Note 4 are outlined below:

Amount outstanding: $110,446.57
Maturity Date: February 22, 2019
Interest Rate: 3.0%
Discount Rate: 80.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: See Material Information below for conversion information

Material Rights

Automatic Conversion upon Qualified Financing. The Conversion Amount shall be converted on or before the Maturity Date into equity securities issued and sold at the close of the Company's next equity financing (the "Next Equity Securities") in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Qualified Financing").

Optional Conversion upon Non-Qualified Financing. The Conversion Amount may be converted, at the written election of the Holder, into equity securities issued and sold at the close of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of less than $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Non-Qualified Financing").

Convertible Note 5

The security will convert into Common stock and the terms of the Convertible Note 5 are outlined below:

Amount outstanding: $5,720.41
Maturity Date: October 28, 2017
Interest Rate: 3.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: See Material Information below for conversion information

Material Rights

Automatic Conversion upon Qualified Financing. The Conversion Amount shall be converted on or before the Maturity Date into equity securities issued and sold at the close of the Company's next equity financing (the "Next Equity Securities") in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the

"Qualified Financing").

Optional Conversion upon Non-Qualified Financing. The Conversion Amount may be converted, at the written election of the Holder, into equity securities issued and sold at the close of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of less than $1,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Non-Qualified Financing").

Convertible Note 6

The security will convert into Common stock and the terms of the Convertible Note 6 are outlined below:

Amount outstanding: $56,349.31
Maturity Date: May 24, 2018
Interest Rate: 3.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: See Material Information below for conversion information

Material Rights

Automatic Conversion upon Qualified Financing. The Conversion Amount shall be converted on or before the Maturity Date into equity securities issued and sold at the close of the Company's next equity financing (the "Next Equity Securities") in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Qualified Financing").

Optional Conversion upon Non-Qualified Financing. The Conversion Amount may be converted, at the written election of the Holder, into equity securities issued and sold at the close of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of less than $2,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Non-Qualified Financing").

Convertible Note 7

The security will convert into Common stock and the terms of the Convertible Note 7 are outlined below:

Amount outstanding: $11,044.65
Maturity Date: February 22, 2019
Interest Rate: 3.0%
Discount Rate: 80.0%

Valuation Cap: $15,000,000.00
Conversion Trigger: See Material Information below for conversion information

Material Rights

Automatic Conversion upon Qualified Financing. The Conversion Amount shall be converted on or before the Maturity Date into equity securities issued and sold at the close of the Company's next equity financing (the "Next Equity Securities") in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Qualified Financing").

Optional Conversion upon Non-Qualified Financing. The Conversion Amount may be converted, at the written election of the Holder, into equity securities issued and sold at the close of the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of less than $1,000,000 (excluding conversion of the Notes and any other convertible notes or convertible securities issued by the Company and then outstanding) (the "Non-Qualified Financing").

Series Seed Preferred Stock

The amount of security authorized is 2,252,054 with a total of 2,241,940 outstanding.

Voting Rights

Each holder of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class.

Material Rights

Dividend Rights: Holders of Series Seed Preferred stock have certain dividend rights. *See Exhibit F for additional detail.*

Liquidation Rights: Holders of Series Seed Preferred stock have certain liquidation rights. *See Exhibit F for additional detail.*

Conversion Rights: Holders of Series Seed Preferred stock have certain conversion rights. *See Exhibit F for additional detail.*

Anti-dilution rights: Holders of Series Seed Preferred stock have certain anti-dilution rights. *See Exhibit F for additional detail.*

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $215,000.00
  Use of proceeds: Business Operations
  Date: February 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

2021 was a successful year for the Lattis. Revenue for fiscal year 2021 was $382,008, up 86% from 2020. This increase in sales was primarily driven by platform sales. We believe that this improved performance was primarily driven by two factors: the NRE fees for hardware integrations, and the scaling up the number of vehicles on our platform.

Cost of sales

Cost of sales in 2021 were $484,107 up $112,659 from 20202 cost of sales of $371,448. The increase in the cost of sales was caused by the 86% increase in revenues in 2021 compared to 2020.

Gross margins

2021 gross margin decreased slightly from 96% to 93% the year prior. This slight increase in cost was caused by an increase in AWS fees as we had used up all of our free credits from Amazon.

Expenses

The Company’s expenses consist of, among other things, salary compensation, marketing and sales expenses, fees for professional services and patents, and research and development. Expenses for fiscal year 2021 was 447,872 and 377,847 in 2020. Expenses in 2021 increased by $112,659 from 2020. This increase was due to increased compensation as the company hired more engineers to keep up with feature development and to increase the platform's reliability.

Historical results and cash flows:

The Company is currently in the early growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are post-product and focused on growth now. Past cash was primarily generated through sales, equity investments, and loans. Our goal is to substantially grow the number of vehicles on the platform this year which will result in a step function in revenue and cash flow growth. Our Company's historical revenue was tempered by the stage of our product development. Lattis is now at the early growth stage where we are focusing on gaining profit and growing demand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the form of a line of credit for $100,000 from Loanbuilder and $50,000 cash on hand.

Our current burn rate is $46k per month, and the income we are generating in August is $32k. We are nearly break-even. Maximum funding goals will allow us to hire more employees, invest in marketing, sales, product, and patent monitization. If we only reach our minimum goals, we will keep growing organically.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign, but with these funds, we will be able to execute all the projects we have available to us at this time.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the long-term viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $40,000 for expenses related to salaries and AWS hosting fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $40,000 for expenses related to salaries and AWS hosting fees.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** loan builder (loan)
  Amount Owed: $92,910.11
  Interest Rate: 18.0%
  Maturity Date: May 13, 2023

- **Creditor:** Jimmy Kwong (convertible note)
  Amount Owed: $60,000.00
  Interest Rate: 3.0%
  Maturity Date: May 01, 2019

- **Creditor:** Jimmy Kwong (convertible debt)
  Amount Owed: $100,000.00
  Interest Rate: 3.0%
  Maturity Date: February 22, 2021

- **Creditor:** Qinglan Pan (convertible note)
  Amount Owed: $5,000.00
  Interest Rate: 3.0%

Maturity Date: February 22, 2021

- **Creditor:** Qinglan Pan (convertible note)
  Amount Owed: $5,000.00
  Interest Rate: 3.0%
  Maturity Date: October 28, 2019

- **Creditor:** Paul Lee (convertible debt)
  Amount Owed: $100,000.00
  Interest Rate: 3.0%
  Maturity Date: February 22, 2021

- **Creditor:** Mesh Ventures (convertible debt)
  Amount Owed: $50,000.00
  Interest Rate: 3.0%
  Maturity Date: May 24, 2020

- **Creditor:** Patrick Moulton (convertible debt)
  Amount Owed: $10,000.00
  Interest Rate: 3.0%
  Maturity Date: February 22, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,048,654.45

Valuation Details:

Current Assets

Lattis has 13 issued patents in the US and Europe derived from our core patent titled: Wireless Ultra Low Power Portable Lock

1. utility patents claim the mechanism part of our technology which uses an app to interact with a lock

2. method patents that covers any lock that can be controlled wirelessly from a software or user

Previous Securites Sale

The valuation of the company's previous securities sale (other than the initial sale to the company's founders), and changes in the company since such sale are as follows:

-2016 Pre-Seed Round, pre-money $9M

-2018 Convertible Notes, $10M cap

-2019 Convertible Notes, $15M cap

-2021 Seed Round, pre-money $25M

-2022 Post Seed Round. pre-money $25M

Private company EV comparables

The Company has several major competitors in the Micromobility platform market. Some of the top competitors in our industry include: Wunder Mobility, Joyride, and Movatic. Wunder Mobility is the industry leader and the Company's primary competition in the Micromobiltiy industry. Joyride also owns a significant market share and is a direct competitor of similar size and development. Despite the present competitive landscape, the Company stands out in the Micromobilty industry because Lattis offers a more comprehensive suite of features along with being the only platform that enables operators to monetize their fleet with hyper-local delivery.

With same-day and even same-hour delivery for groceries, medication, and other everyday items on the rise, there's clear investor appetite in the space. Multiple micromobility startups were recently sold for amounts ranging from $25M to $100M, including Spin, Skip, and Scoot (acquired by Tier, Helbiz, and Bird), while e-bike rental company Zoomo raised over $60M in its Series B, with a mission to disrupt last-mile delivery.

https://www.theverge.com/2022/3/2/22950833/ford-sells-spin-electric-scooter-tier

https://www.smartcitiesdive.com/news/helbiz-to-acquire-skip-in-latest-micromobility-consolidation/591591/

https://techcrunch.com/2019/06/12/bird-confirms-acquisition-of-scoot/

https://techcrunch.com/2021/11/15/e-bike-subscription-service-zoomo-raises-60m-series-b-to-disrupt-last-mile-delivery/

(1) Wunder Mobility, sharing services, Series B. $100M+

est. # of operators on the platform: 30k

(2) Joyride, sharing services, Seed. $30M

est. # of operators on platform: 5k

(3) Zoomo, hyper-local delivery, Series B. $200M+

est. # of vehicles on platform: 10k

Lattis, sharing services and hyper-local delivery, Post Seed. $25M

# of vehicles on platform: 2.5k

https://www.theverge.com/2022/3/2/22950833/ford-sells-spin-electric-scooter-tier

https://www.smartcitiesdive.com/news/helbiz-to-acquire-skip-in-latest-micromobility-consolidation/591591/

https://techcrunch.com/2019/06/12/bird-confirms-acquisition-of-scoot/

https://techcrunch.com/2021/11/15/e-bike-subscription-service-zoomo-raises-60m-series-b-to-disrupt-last-mile-delivery/

We believe Lattis is the software infrastructure behind Micromobility. It's a highly synergistic ecosystem designed to maximize usage and lower cost of service. Our unique modular platform consolidates sharing services and hyper-local delivery into one ecosystem.

Management and previous startup successes

Peter Lai was an early-stage investor of Ruentex Industries, RT-Mart China (Sun-art industries), Nanshan Insurance, Gogoro, Optimer Pharmaceuticals, Ant Financial, and Ruenhorn Engineering. Gogoro IPO'ed in April 2022 at a $2.5B valuation. Ant Financial $174B valuation. Optimer Pharmaceuticals $1.6B valuation. RT-Market Market Cap $2.9B.

Peter Lai is also Co-Founder and Managing Partner of IDNext Ventures which is a $200 million USD early-stage cross-border fund between Taiwan and Silicon Valley. Advisor for NDF on budget allocation and strategy focused on technology and innovation. Fundraising committee advisor for UC Berkeley focused on Taiwan strategy.

Conclusion

Based on our analysis of the above factors, and considering the fully-diluted share valuation method, we believe our pre-money valuation of $25,048,654.45 is both reasonable and accurate.

Disclaimers

The pre-money valuation was done internally, without a formal third-party valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock;

In making this calculation we have <u>*not*</u> *assumed that*

(i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $369,062.43 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,991.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Operations*
  25.0%
  Product development
- *Company Employment*
  52.0%
  New hires in engineering and sales
- *Marketing*
  15.0%
  trade shows and ad spend
- *Legal*
  1.5%
  Patent monetization
- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lattis.io/ (https://lattis.io/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lattis

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Velo Labs Inc.

[See attached]

VELO LABS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Velo Labs, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Velo Labs, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 23, 2022
Los Angeles, California

VELO LABS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 54,975	$ 64,194
Acccounts Receivable, net	427,343	505,810
Inventory	104,219	520,273
Prepaids and Other Current Assets	-	-
Total Current Assets	**586,536**	**1,090,277**
Security Deposit	17,000	17,000
Total Assets	**$ 603,536**	**$ 1,107,277**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 185,755	$ 174,608
Credit Card	45	45
Convertible Note	400,000	400,000
Accrued interest on Convertible Note	74,860	62,860
Forward Financing	34,814	-
Current Portion of Loans and Notes	71,576	28,646
Other Current Liabilities	49,194	50,164
Total Current Liabilities	**816,245**	**716,323**
Promissory Notes and Loans	156,668	212,122
Total Liabilities	**972,913**	**928,445**
STOCKHOLDERS EQUITY		
Common Stock	481	481
Preferred Stock	224	224
Additional Paid in Capital	2,985,035	2,831,087
Retained Earnings/(Accumulated Deficit)	(3,355,118)	(2,652,961)
Total Stockholders' Equity	**(369,377)**	**178,832**
Total Liabilities and Stockholders' Equity	**$ 603,536**	**$ 1,107,277**

See accompanying notes to financial statements.

VELO LABS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 382,008	$ 205,770
Cost of Goods Sold	15,383	22,520
Gross profit	366,626	183,250
Operating expenses		
General and Administrative	185,514	280,052
Research and Development	196,960	67,995
Sales and Marketing	65,398	29,800
Total operating expenses	447,872	377,847
Operating Income/(Loss)	(81,247)	(194,597)
Interest Expense	12,000	12,000
Other Loss/(Income)	611,714	(4,476)
Income/(Loss) before provision for income taxes	(704,961)	(202,121)
Provision/(Benefit) for income taxes	(2,805)	(2,527)
Net Income/(Net Loss)	**$ (702,157)**	**$ (199,594)**

See accompanying notes to financial statements.

VELO LABS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2019	4,814,019	**$ 481**	2,241,940	**$ 224**	**$ 2,941,318**	**$ (2,453,367)**	**$ 488,656**
Shareholder contribution (distribution)					(116,570)		(116,570)
Shared-based compensation					6,339		6,339
Net income/(loss)						(199,594)	(199,594)
Balance—December 31, 2020	4,814,019	481	2,241,940	224	2,831,087	$ (2,652,961)	**$ 178,832**
Shareholder contribution (distribution)					135,041		135,041
Shared-based compensation					18,907		18,907
Net income/(loss)						(702,157)	(702,157)
Balance—December 31, 2021	**4,814,019**	**$ 481**	**2,241,940**	**$ 224**	**$ 2,985,035**	**$ (3,355,118)**	**$ (369,377)**

See accompanying notes to financial statements.

VELO LABS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(702,157)	$	(199,594)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		18,907		6,339
Changes in operating assets and liabilities:				
Acccounts receivable, net		78,468		(13,917)
Inventories		416,054		274
Prepaids and Other Current Assets		-		116,553
Accounts Payable		11,147		19,135
Credit Card		-		(216)
Other Current Liabilities		(970)		(26,389)
Accrued interest on Convertible Note		12,000		12,000
Net cash provided/(used) by operating activities		**(166,552)**		**(85,814)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		135,041		-
Capital distribution		-		(116,570)
Borrowing on Forward Financing		34,814		-
Repayment of Promissory Notes and Loans		(12,523)		-
Borrowing on Promissory Notes and Loans		-		86,074
Borrowing on Convertible Note		-		70,000
Net cash provided/(used) by financing activities		**157,333**		**39,505**
Change in Cash		(9,219)		(46,310)
Cash—beginning of year		64,194		110,503
Cash—end of year	**$**	**54,975**	**$**	**64,194**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Velo Labs, Inc. was incorporated on January 29, 2013, in the state of Delaware. The financial statements of Velo Labs Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Lattis is the software infrastructure behind micro mobility. It's a highly synergistic ecosystem designed to maximize usage and lower cost of service. Our modular platform consolidates sharing services and hyper-local delivery into one ecosystem. As the market develops, it's probably smart for manufacturers and operators to diversify their offerings as much as possible, embracing all opportunities. To help, Lattis builds a super app that allows scooters, e-bikes, and mopeds to be deployed flexibly across multiple use-cases, including consumer solutions, sharing enterprises, and delivery. So, at rush hour an e-bike could be rented to a commuter trying to beat traffic, and by dinnertime, it could be booked by a courier delivering pizzas. One vehicle, one app, countless uses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using an average method.

Income Taxes

Velo Labs, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its Lattis app services.

Cost of sales

Costs of goods sold include the cost of goods sold, shipment, and warehouse costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $65,398 and $29,800, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 23, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw Material	-	85,385
Work in Progress		59,072
Finished Goods	104,219	375,815
Total Inventories	**$ 104,219**	**$ 520,273**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll payable	9,317	9,317
Tax Payable	38,877	38,847
Rent sublease	1,000	2,000
Total Other Current Liabilities	**$ 49,194**	**$ 50,164**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 4,814,019 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 2,252,054 shares of Preferred Shares with a $0.0001 par value. As of December 31, 2021, and December 31, 2020, 2,241,940 shares of Preferred Shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2013, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 523,810 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	257,000	$ 0.06	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	257,000	$ 0.06	8.41
Exercisable Options at December 31, 2020	257,000	$ 0.06	8.41
Granted	546,367	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	803,367	$ 0.06	7.41
Exercisable Options at December 31, 2021	461,758	$ 0.06	7.41

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $18,907 and $6,339, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Fee	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednesss
Promissory Note - Gerardo Barroeta	$ 15,000	$ -	3.00%	01.18.2021	03.01.2021	$ 407	$ 407	$ 14,810	$ -	$ 14,810	$ 300	$ 300	$ 10,000		$ 10,000
PayPal Loan	$ 75,000	$ 11,940		03.23.2021	03.23.2022	$ -	$ -	$ 19,338	$ -	$ 19,338	$ -	$ -	$ 13,111	$ -	$ 13,111
Opportunity Fund- Sba loan	$ 66,000	$ 3,953	24.90%	11/15/2019	11/16/2022	$ 6,871	$ 6,871	$ 27,595	$ -	$ 27,595	12,246.80	$ 12,247	$ -	$ 49,184	$ 49,184
PPP loan	$ 25,702	$ -	1.00%	02.12.2021	02.12.2026	$ 257	$ 257	$ 5,140	$ 20,562	$ 25,702			$ 5,534	$ 22,138	$ 27,672
SBA Loan	$ 140,800	$ -	3.75%	4/23/2020	4/23/2050	$ 5,280	$ 5,280	$ 4,693	$ 136,107	$ 140,800	$ -	$ -	$ -	$ 140,800	$ 140,800
Total						$ 12,815	$ 12,815	$ 71,576	$ 156,668	$ 228,245	$ 12,547	$ 12,547	$ 28,646	$ 212,122	$ 240,767

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 71,576
2023	9,834
2024	9,834
2025	9,834
2026	9,834
Thereafter	117,333
Total	**$ 228,245**

Forward Financing

During fiscal year 2021, the Company entered into a finance agreement with PDM Capital LLC in the amount of $22,050. It bears a fixed fee of $700. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $12,857, and entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a finance agreement with Reliant Funding in the amount of $28,000. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $21,957, and entire amount is classified as the current portion.

Convertible Note(s)

Below are the details of the convertible notes:

						For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Valuation CAP	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes - DSCN, LLC	$ 400,000	3.00%	$ 4,000,000	10/7/2015	10/7/2017	12,000	74,860	400,000	-	400,000	12,000	62,860	400,000	$ -	400,000
Total	$ -					$ 12,000	$ 74,860	$ 400,000	$ -	$ 400,000	$ 12,000	$ 62,860	$ 400,000	$ -	$ 35,000

The convertible notes are convertible into common shares at a conversion price. The Conversion Price means the lesser of (x) the price per share determined by dividing $4,000,000 (the "Valuation Cap") by the Company's Fully Diluted Capitalization or (y) 80% of the Qualified Financing Price Per Share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During 2022, the Company converted $400,000 of notes into 1,205,010 shares of Common Shares.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(209,524)	$	(59,559)
Valuation Allowance		209,524		59,559
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(358,254)	$	(148,731)
Valuation Allowance		358,254		148,731
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,200,584, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,200,584. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 23, 2022, which is the date the financial statements were available to be issued.

During 2022, the Company converted $400,000 of notes into 1,205,010 shares of Common Shares.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $81,247, an operating cash flow loss of $166,552, and liquid assets in cash of $54,975, which less than a year's worth of cash reserves as of December 31, 2021.
The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Lattis

Next-Gen Software Platform for Micromobility



Website | Wilmington, DE | SOFTWARE & SERVICES

$0.00 raised

0 Investors	$25M Valuation
$3.55 Price per Share	$497.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

---

*Market information provided by McKinsey & Company (source)

Lattis has developed an all-in-one micromobility ecosystem

At Lattis, we believe **micromobility is the future of local transportation**, which is why we built a proprietary software platform that provides the infrastructure to deploy vehicles flexibly across multiple use-cases. This means that at rush hour an e-bike could be rented to a commuter trying to beat traffic, and by dinnertime, it could be booked by a courier delivering pizzas. **One vehicle, one app, countless uses.**


At Lattis, we believe micromobility is the future of local transportation
Our platform creates a flexible and reliable solution for thousands of operators, opening opportunities and bringing accessibility to a growing market.

Our platform creates a flexible and reliable solution for thousands of operators, opening opportunities and bringing accessibility to a growing market. With Lattis, light electric vehicles (LeV), such as bikes, e-bikes, e-scooters, e-mopeds, electric golf carts, delivery robots, and even Teslas, can be easily managed across sharing, subscription, and delivery companies.

We've grown our business from a bootstrapped start-up in the basement of a San Francisco burrito shop to a brilliant team of technologists and engineers across the world. Lattis now supports some of the world's biggest private and public vehicle fleets—and we've only just begun tapping into this market's enormous potential.

THE PROBLEM

Micromobility is constrained by the current operating landscape

There are huge opportunities in micromobility—for companies, campuses, consumers, couriers, and commuters alike—yet so much of this potential remains untapped. Some of the biggest hurdles standing in the way of mass adoption are a **disjointed ecosystem** and **high barrier to entry**.


Some of the biggest hurdles standing in the way of mass adoption are a disjointed ecosystem and high barrier to entry.

Building a fleet of vehicles, no matter the model, is a major investment. Likewise, developing and managing the accompanying technology is a heavy lift that most organizations can't take on. With only a handful of established micromobility operators, there's plenty of room for smaller more regionally-focused operators to thrive. Services today are limited to certain geographical pockets and communities, while so many others—often those who stand to benefit most—remain underserved.

There is also an untapped market to expand the access of micromobility beyond sharing, by maximizing usage with delivery and subscription models.

THE SOLUTION

Lattis maximizes vehicle usage and lowers an operator's cost of service

Lattis designed our software infrastructure to **improve, streamline, and expand access** to micromobility. Our modular platform **consolidates sharing services and hyper-local delivery into one ecosystem**, maximizing usage and lowering cost of service.

Think of our platform as laying down the tracks for new and more effective micromobility operations—and laying them down quickly. As a middleware provider, Lattis needs to scale quickly in order to keep up with an incredibly fast-growing market.


The Lattis software infrastructure was designed to improve, streamline, & expand access to micromobility
Our AI-powered data pipeline allows us to continuously improve our technology and improve the unit economics for our operators.

Our state-of-the-art software platform enables shared mobility operators to seamlessly grow and manage their fleets. With the ability to turn sustainable transportation into sustainable income, the Lattis platform can actualize multiple business models such as shared rentals, personal ownership, long-term subscriptions, delivery, and more.

Our operating partners connect shared vehicles to riders, with a dashboard for **managing assets, security, parking, and pricing all in one place**. AI-powered data pipelines process hundreds of millions of miles of anonymized, aggregated live data every day, allowing us to continuously improve our technology and improve the unit economics for our operators.

Lattis also wants to keep a firm pulse on broader trends so we can respond and adapt as the space continues to evolve. As such, we're also in the process of releasing a new business product within the delivery market, with the goal of **improving both delivery speed and cost for merchants**. This delivery product is currently in beta and is expected to launch in Q4 2022.

THE MARKET

Micromobility trends are pointing to horizontal integration

Micromobility presents a massive, rapidly growing market—and it's predicted that within 10 years, micromobility will overtake e-hailing services, such as Lyft and Uber, reaching a global consumer-spending potential **between $300B and $500B by 2030** (source).


Micromobility presents a massive, rapidly growing market
$300B to $500B
Predicted global consumer-spending potential by 2030.
$192B
Expected online food delivery market by 2025.
$25M to $100M
Range of recent micromobility startups acquisition costs.

(source, source, source, source)

Online food delivery is where we see the most growth, which is expected to reach a **$192B market size by 2025**, and is capitalizing on light electric vehicles (LeV) for local, point-to-point transport, especially as gas prices spike (source). With same-day and even same-hour delivery for groceries, medication, and other everyday items on the rise, there's **clear investor appetite in the space**. Multiple micromobility startups were recently sold for amounts ranging from $25M to $100M, including Spin, Skip, and Scoot (acquired by Tier, Helbiz, and Bird), while e-bike rental company Zoomo raised over $60M in its 2021 Series B, with a mission to disrupt last-mile delivery.

Within the broader micromobility industry, companies are trending in the direction of using software platforms like Lattis, rather than building out their technical operations through vertical integration. **We believe vertical integration simply doesn't work**—it's too heavy a lift to build and manage manufacturing, operations, and software all under one organization. Horizontal integration is our answer, which is where Lattis comes in.

OUR TRACTION

Strong MoM growth, currently beta-testing delivery integration

Since launching our platform in 2018, Lattis has experienced fantastic growth, with **over 65,000 trips now taken on our platform**. We've signed our 44th customer and launched the beta-test of our new delivery product. At the end of 2021, Lattis had **more than 2,500 live vehicles** on our platform and **an average month-over-month growth of 79%**.


2,500+ vehicles registered on platform
2021 month-over-month growth averaged out to 79%
Lattis has experienced fantastic growth.
Over 65,000 trips now taken on our platform

Lattis has secured **13 patents in the US and Europe**, which include utility and method patents on smart locks and their application in the micromobility space. Our IP is critical to our continued success in this space, granting us exclusive rights to our state-of-the-art technology. With this next round of funding, we are looking to expand our team, invest in product, and strengthen our sales operations further.

WHY INVEST

Lattis is working to accelerate the transition to sustainable transportation

Our mission is to accelerate the world's transition to sustainable and accessible transportation. Lattis believes micromobility is on its way to becoming the future of urban mobility, and we aim to become **the go-to provider for shared transportation infrastructure**.

While vehicle-sharing and delivery are the big demands of today, we can only begin to imagine the future use cases that will emerge and evolve, and the industries that could be built on top of our platform. We're ready to launch and transform **the next era of micromobility**, and we hope you'll join us.


We believe micromobility is on its way to becoming the future of urban mobility
Our mission is to accelerate the world's transition to sustainable and accessible transportation.
Trip Summary

Meet Our Team



Jack Al-Kahwati

CEO, CFO and Board Member

Jack holds a B.S. in Mechanical Engineering from the University of South Florida, an M.S. in Aerospace Engineering at the University of Florida, and a certificate in Advanced Program Management from Stanford University. His professional experience includes founding Lattis, a software platform for micromobility, developing military helicopters for Sikorsky Aircraft, armored vehicles for BAE Systems, commercial airplanes with the Boeing Company, and smartphones with Motorola. Jack was also a NASA Astronaut Corp finalist in 2013.



Jeremy Ricard

CTO

Jeremy holds an M.S. in Electronics and Signal Processing from the National Engineering Institute of Electronics, Hydraulics, Computer Science and Telecommunications in Toulouse, France; an M.S. in Electrical and Computer Engineering from Georgia Institute of Technology; and a Certificate of Participation: Institute for General Management from Stanford University. Jeremy held several engineering positions prior to Lattis, including Thales Alenia Space in Toulouse, France as a MMIC Designer Intern. He was also an Intern in National Taiwan University's Electrical Engineering Department.



Peter Lai

CSO

Peter studied Applied Mathematics with and emphasis in computer science at UC Berkeley. Professional career started as a backend software engineer for a logistics company. Then transitioned to retail business as head of new business products at RT-Mart China. Then worked as North American manager for large supply chain company that focused on big box retail fulfillment, products included electronics, accessories, furniture, and hardware products. First time experience as a founder was to spin out a vertical and horizontal integration software services company, bright ventures that was reacquired by its parent company in logistics and fulfillment. Second time as a founder was in EdTech at Tanoshi, that was focused on building kids friendly laptops and helped google develop the google family link interface that allowed for parents to monitor and control time settings for kids to more efficiently utilize computer time. Joined Lattis as Director of Business Development, fundraising and strategy which is the leading software platform for micro mobility operators. Co-Founder and Managing Partner of IDNext Ventures which is a 200-400 million USD early-stage cross border fund between Taiwan and Silicon Valley. Advisor for NDF on budget allocation and strategy focused on technology and innovation. Fundraising committee advisor for UC Berkeley focused on Taiwan strategy. Advisor on early-stage tech and biotech investments for Ruentex Industries Ltd. Early-stage investor of Ruentex Industries, RT-Mart China (Sun-art industries), Nanshan Insurance, Gogoro, Optimer Pharmaceuticals, Ant Financial, and Ruenhorn Engineering.



Ed Chyau

Board Member

Managing Partner at MESH. We help startups grow by facilitating strategic partnerships in the automotive and electronics supply chain.

Offering Summary

Company	Velo Labs Inc.
Corporate Address	345 9th st. suite 202, san francisco, CA 94103
Offering Minimum	$9,993.25
Offering Maximum	$1,069,991.30
Minimum Investment Amount (per investor)	$497.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	2,816
Maximum Number of Shares Offered	301,406
Price per Share	$3.55
Pre-Money Valuation	$25,048,654.45

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive an 5% bonus shares

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive 5% bonus shares.

$10,000+ | Tier 2

Invest $10,000+ and receive 10% bonus shares.

$20,000+ | Tier 3

Invest $20,000+ and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Velo Labs, Inc. dba Lattis will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.55 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $355. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Managing a fleet of light electric vehicles isn't easy.

Building the software, choosing the right supplier, and managing operations and maintenance makes this business complicated to get right.

With micromobility becoming the future of local transportation - with a total market value of $500 billion - How do you efficiently and effectively capitalize on your fleet while making sure the other working parts run smoothly?

Jack- Leave that to Lattis - a software platform allowing any operator to launch, track, manage and monetize any micromobility service.

With the micromobility market being so fragmented, Lattis was able to build a software platform that consolidates both sharing services and hyper-local delivery into one ecosystem. Thus, providing operators better ability to run a profitable micromobility service.

This ecosystem maximizes fleet owners' businesses because their vehicles are in use more often. For example, An e-bike at rush hour can be rented to a commuter trying to beat traffic. And the same ebike can be booked by a courier at dinnertime to deliver pizzas.

With the Online Food Delivery market valued at $192 billion, Lattis' software infrastructure can be used to cut down on delivery time and cost for both the merchant and the customer while ensuring fleet operators maximize their profits.

Lattis' platform is easy to use too - any fleet operator can integrate their vehicles onto their system seamlessly, so they can focus on managing their operation.

With over 65,000 trips on its platform across 44 fleet operators, and with over 2,500 vehicles being used, it can allow for the creation of multi-million-dollar businesses.

Jack- Between co-creating the first Lyft e-bike, and developing software for over 40 fleet operators, you can invest in the future of micro-mobility with Lattis' foundational software infrastructure.

One vehicle, one app, countless uses. Invest in Lattis today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VELO LABS INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF DECEMBER, A.D. 2016, AT 3:58 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5281316 8100
SR# 20167181363

Authentication: 203553516
Date: 12-20-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:58 PM 12/20/2016
FILED 03:58 PM 12/20/2016
SR 20167181363 - File Number 5281316

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VELO LABS INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Velo Labs Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Velo Labs Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 29, 2013 under the name Velo Labs Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Velo Labs Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is c/o Vcorp Services, LLC, 1013 Centre Road, Suite 403-B, Wilmington, DE, County of New Castle, 19805. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (ii) 2,252,054 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but

not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

All of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean $1.9182 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Seed Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed

Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1. Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2. Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (iii) if the holders of at least fifty percent (50%) of the then outstanding shares of Series Seed Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall ratably redeem each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3. Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4. Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class.

3.2 Election of Directors. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation, and the holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series Seed Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series Seed Original Issue Date (as defined below) on which there are issued and outstanding less than 450,411 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series Seed Preferred Stock.

3.3 Series Seed Preferred Stock Protective Provisions. At any time when at least twenty-five percent (25%) of the shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1. liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger, consolidation or any Deemed Liquidation Event;

3.3.2. amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

3.3.3. create, or authorize the creation of or issue any additional class or series of capital stock or convertible security unless the same ranks junior to the Series Seed Preferred Stock;

3.3.4. increase the authorized number of shares of Series Seed Preferred Stock;

3.3.5. (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock, or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock;

3.3.6. purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; or

3.3.7. create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

4. Optional Conversion. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1. Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Seed Original Issue Price by the Seed Conversion Price (as defined below) in effect at the time of conversion. The **"Seed Conversion Price"** shall initially be equal to the Seed Original Issue Price. Such initial Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1. Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2. Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Seed Conversion Price.

4.3.3. Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4. No Further Adjustment. Upon any such conversion, no adjustment to the Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5. Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Seed Conversion Price for Diluting Issues.

4.4.1. Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

4.4.2. No Adjustment of Seed Conversion Price. No adjustment in the Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3. Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Seed Conversion Price to an amount which exceeds the lower of (i) the Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Seed Original Issue Date), are revised after the Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Seed Conversion Price shall be readjusted to such Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4. Adjustment of Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Seed Conversion Price in effect immediately prior to such issue, then the Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Seed Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the Seed Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5. Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6. Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Seed Conversion Price pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Seed Original Issue Date combine the outstanding shares of Common Stock, the Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Seed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering with a price of three times (3x) the Seed Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redemption. The Series Seed Preferred Stock shall not be redeemable by any holder thereof.

7. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: In connection with repurchases by the Corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California Corporations Code shall not apply in all or in part with respect to such repurchases.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of December, 2016.

By: *Jack Al-Kahwati* ____________
Jack Al-Kahwati, President

Exhibit G to Form C

Test The Waters Materials

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Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 18 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on August 22, 2022.

Certaintio

Certaintio | Package, protect and display multi-asset NFTs

Description of Business

Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team

Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.

MJoose | Signal-Boosting Smartphone Cases

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

ScriptCo Pharmacy
ScriptCo | Your Medications At Our Cost- Zero Markup

Description of Business
ScriptCo is attempting to revolutionize healthcare by selling prescription medications at cost, ZERO markup. The company believes that they are the first and only pharmacy in America doing this. The quote tool on their website provides transparency, allowing anyone to search for any generic medicine to see the actual wholesale cost. ScriptCo is helping thousands of Americans in 48 states and DC, saving them $1,000 on average compared to people with health insurance, based on an internal phone survey.

Reasons to Invest:

- ScriptCo is a membership-based pharmacy making prescription medications more affordable for everyone by selling generic medication without any markups.
- 58 million Americans say they can not afford their medications, and almost 66% of Americans take a prescription medication (source & source).
- 86% of Americans agree that Congress should focus on cracking down on abusive health insurance practices that make it harder for people to get the care they need (source).

Team
Mark McCormick: CEO, Treasurer, Director, LinkedIn
Zach Zeller: President, Secretary, Director, LinkedIn

Stellaris
Stellaris | Smart Photovoltaic Windows

Description of Business
Stellaris is developing ClearPower™, a fully-transparent, electricity-generating window. With its high power-density and transparency, ClearPower™ is uniquely designed to meet the urgent need for buildings to generate their own green electricity and stop using fossil fuels for heating. Our goal is to enable every window to be a power plant. Stellaris is currently pre-revenue and its technology is patent-pending.

Reasons to Invest:

- The high transparency and power output per unit area of ClearPower™ has garnered enthusiastic letters of support from major glass manufacturers for its promising technology within the photovoltaic industry.
- The global market for Building-Integrated Photovoltaic (BIPV) windows is expected to grow significantly (16.0% CAGR) and is projected to reach $13B by 2028.*
- Stellaris currently holds three patents for photovoltaic device technology and has accrued more than fifteen years of experience developing solar photovoltaic (PV) equipment, during which we became a national first prize winner of the Cleantech Open, the world's largest clean technology accelerator program.

Team
James B. Paull: CEO, President, and Director, LinkedIn
James W. Paull: Director and Treasurer, LinkedIn

BEERMKR Inc.
BEERMKR | *Craft Beer. Made Easy.*

Description of Business
BEERMKR is planning to be the next big thing in beer! BEERKMKR created an automated countertop craft beer brewing system to make home brewing accessible to everyone. The fully contained brewery means that there's less mess and less steps to making your own beer. All you need is a wifi connection to get brewing. The team is a dynamic group of innovative engineers on a mission to create a global community of beer brewers. The team has also created the BREWJACKET and MKRKITs.

Reasons to Invest

- Nearly $1M in sales in 2021
- Strong recurring revenue for each active BEERMKR: $130 in 2021
- We believe we are ready to disrupt the $100 Billion US domestic beer market

Team
Aaron Walls: CEO & Director, LinkedIn
Matthew Goff: CTO & Director, LinkedIn

Lattis
Lattis | *Next-Gen Software Platform for Micromobility*

Description of Business
Lattis is laying down a new software infrastructure for the future of micromobility with our white-label software platform that allows micromobility operators to launch, track, manage, and monetize their services.

Reasons to Invest

- Over 76,000 trips taken on the Lattis platform, with 79% average MoM revenue growth in 2021.
- The global micromobility market is projected to reach between $300B and $500B by 2030, and is expected to overtake e-hailing services.*
- Our next target is the delivery market. Lattis plans to utilize the more than 2,600 vehicles currently registered with our platform to improve both delivery speed and cost for merchants.

Team
Jack Al-Kahwati: CEO, LinkedIn
Jeremy Ricard: CTO, LinkedIn

Cern Corporation
Cern Corporation | *Microbicidal Light Treatment for Fungal & Bacterial Vaginosis*

Description of Business
Cern Corporation, Inc. is developing and commercializing an effective, non-drug therapeutic treatment for fungal and bacterial vaginosis. The Cern Device™ uses low-level microbicidal light to mitigate pathogens associated with yeast and bacterial vaginosis in order to promote a healthy microbiome without the need for drugs. The small, device, similar in size to a tampon, is designed for use at home, as needed when needed, based on familiar symptoms. Our company is pre-revenue and in prototyping stages. Cern has been granted utility and design patents along with trademarks. Cern has also received supportive 3rd part assessment specific to Freedom to Operate.

Reasons to Invest

- We believe the Cern Device™ is the only patented Microbicidal Light device for the treatment of fungal, as well as bacterial vaginosis.
- The global FemTech Market Size accounted for $46.3B in 2021 and is projected to grow an average CAGR of 13.3% from 2020 till 2025 (source).
- Cern has received both utility and design patents along with independent review confirming Freedom to Operate. Our technology and application have been acknowledged by independent science and healthcare experts as what may be a significant break-through for women's health.

Massage Robotics
Massage Robotics | *Just for the feel of it*

Description of Business
Life hurts, so we make massage robots to feel human again. There is a shortage of therapists, a reputation of sexual misconduct, and escalating prices at massage/wellness clinics–and all of these are getting worse. We are the first to create a massage robot enabled by Machine Learning, AI, and Natural Language Processing to address the $110B global massage market. We offer a Robot-as-a-Service (RaaS) monthly subscription for B2B wellness clinics. Robots can work 24/7/365–no vacations, sick days, holidays, benefits, or taxes–to generate significant profits.

Reasons to Invest

- Massage robots are the solution to a shortage of therapists, the problems of sexual misconduct, and the escalating prices at massage and wellness clinics.
- We are good at what we do. For 22 years, the founders have designed hundreds of products for Startups to Fortune 500 companies across the globe. They have launched new products in the areas of automation, aviation, military, medical, industrial, and consumer electronics. Plus, a successful Exit in 2006.

Team
Christian Mackin: Co-founder, Secretary, Treasurer, Director & CEO, LinkedIn
Sean Mackin: Co-Founder & Business Development, LinkedIn

DrySee, Inc.
DrySee, Inc. | *Visibly Better Protection*

Description of Business
DrySee is a waterproof bandage with built-in liquid intrusion technology that alerts the user when water has penetrated their bandage. DrySee owns all of our intellectual property, holds two global patents, and is currently in-market with products. We believe DrySee has produced meaningful innovation that solves real wound care problems.

Reasons to Invest

- We believe DrySee is the world's only patented, waterproof dressing with a liquid indicating perimeter band, and a liquid indicating center pad. This reduces potential for surgical site or wound site infection and contamination.
- DrySee liquid indicating, waterproof, thin film dressing targets the $2.46 billion advanced dressings market (source) and is intended for use in surgery, post-operative care and for home use.
- DrySee could be the bandage of choice in the 10.3 million in-patient, 11.4 million surgery center procedures, plus millions of in-office surgeries each year (source).

Team
Brad Greer: CEO, LinkedIn
Walter G. Mayfield: Chairman of the Board

AllCertified, Inc.
AllCertified, Inc. | *NFT Patent-Pending Digital Autograph Toolkit*
https://www.allcertified.ai/

Description of Business
AllCertified has developed a visionary patent pending digital toolkit, that enables individuals to create, manage and affix digitized autographs to NFTs to guarantee authenticity. This process not only has the potential to increase the worth of an NFT by attaching its creator or a celebrity's autograph to it, but it also certifies an NFT's legitimacy and addresses the problem of fraudulent transactions. The company is spearheaded by a seasoned group of NFT gurus and fintech programmers with more than 60 years of combined experience. AllCertified is pre-revenue. Only now, having filed in May its IP patent-protection documents covering 156 countries, will business development, sales and marketing action steps begin.

Reasons to Invest

- Patent-pending technology allows AllCertifed to affix a digital, blockchain-authenticated autograph to guarantee an NFT's authenticity.
- The global digital NFT collectible market grew to $41 billion in 2021 (source).
- NFTs are collectibles, and astute fans, collectors, investors and auction houses know from experience that autographed collectibles are worth multiple times more than unsigned pieces (source).

Team
Michael Eckstein: Founder/CEO, Director, President, Secretary, and Treasurer, LinkedIn
Dennis Egen: CTO & Director, LinkedIn

Swiss Precision, Inc.
Swiss Precision, Inc. | *Serving Our Customers to Improve Their Quality of Life*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

Avadi Engines
Avadi Engines | *Re-Imagining Power*
https://www.avadiengines.com

Description of Business
Avadi Engines is redefining the internal combustion engine. The Avadi MA-250 is a lightweight, high-performance, and eco-friendly advancement on traditional internal combustion engine technology that the team has spent years designing, prototyping, and testing. Avadi Engines is currently in the prototype stage and pre-revenue.

Reasons to Invest

- Our Avadi MA-250 is approximately half of the weight and double the torque & horsepower of the nearest competing engine, all while burning approximately 30% less fuel. According to internal testing.
- The internal combustion engine market is expected to grow from $55.1 billion in 2020 to $73.8 billion by 2028.*
- Avadi has four fully-issued patents on our engine design in the US, Canada, Singapore, and Taiwan, with more patents pending, including in Australia, Japan, Korea, China and the vast number of countries covered by the PCT (Patent Cooperation Treaty).

Team
Landon Wilkinson: CEO & President – LinkedIn
Michel Arseneau: Chief Technology Officer

Infinity Fuel Cell
Infinity Fuel Cell | *Inventing the Carbon Free Future*
https://infinityfuel.com

Description of Business
Infinity designs, builds, tests and delivers complete electrochemical systems for spacecraft, aircraft, and underwater vehicles. Our mission is to enable the future of a new generation of clean, quiet, high-performance aerospace electrochemical systems and to bring these back to earth to help create a carbon-free green hydrogen economy.

Reasons to Invest

- Two of today's hottest emerging multi-billion-dollar markets, space commerce and green renewable energy, in a single investment.
- The U.S. government committed to advance hydrogen and global recognition that Hydrogen and Hydrogen fuel cells will play a significant role in "Inventing the Carbon-free Future™" by allocating $8BN from a recent Infrastructure Bill.

Team
William F. Smith: President, CEO
Mark Murdoch: Vice President, Operations and Quality – LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Milo Health
Milo Health, *Better | simpler prescription care*
https://milorx.com

Description of Business
Milo allows you to see and control your own prescriptions on your smartphone. Without Milo, your prescriptions reside in the locked, private database of a pharmacy, making price comparison difficult. With Milo's digital prescription wallet, you can see and control your own prescriptions on your smartphone, putting the power back in the hands of the patient. Our company is pre-revenue, and we have a patent application for using an internet-enabled device to receive, hold, and manage a prescription on behalf of a patient.

Reasons to Invest

- Several of our pilot users told us that they saved thousands of dollars in less than a year by using Milo to become empowered shoppers for their own prescription medication.

- Milo is entering an addressable market of $348 Billion.*
- We are here to transform the prescription marketplace from an opaque market to a great customer experience. In 2019, there were 4.38 billion prescriptions filled in the United States. Our goal is for 1% (43.8M) or more of all US prescriptions to move through Milo's app.**

Team
Ameer Youssef: Chief Executive Officer – LinkedIn
Rob Siegel: President – LinkedIn

Lumilly
Lumilly | *Stories for tomorrow's generation, told by today's leaders.*
https://lumilly.com

Description of Business
Lumilly is an ecommerce brand exclusively releasing children's books and animated content curated by athletes, artists, actors, and public figures. By leaning on celebrity partnerships and the in-house creation of merchandise, Lumilly maintains the ability to fast-track the popularity and profitability of its properties. We're currently in-market with plans to expand into an industry where there is opportunity to dramatically grow our company with new products.

Reasons to Invest

- We create some of the most engaging, celebrity-backed kids content. Lumilly uses data-driven tools to hand pick celebrity partners that have a strong following of moms between the ages of 25-40. We then help our celebrity partners create authentic and meaningful content that they feel passionate about.
- We've generated $123K in revenue since November 2021 with the sale of our first two celebrity picture books through the Lumilly website, and in Target stores nationwide. In the trailing 6 months, our books were featured on Ellen, The Drew Barrymore Show, The Kelly Clarkson Show, and more, while future releases include our biggest celebrity partners yet.
- We are expanding into animation – an industry projected to double from $350B in 2020 to $650B by 2030 – with the help of our tenured advisory board, celebrity support, and an award-winning animation studio.

Team
Aaron Naft: Founder – LinkedIn
Chloe Cunagin: Founder – LinkedIn

Sports Gambling Guides
Sports Gambling Guides | *Sports Gambling Social Media and Advertising*
https://sportsgamblingguides.com

Description of Business
Sports Gambling Guides (SGG) is a sports social media & advertising company that delivers sports and sports gambling content to over 17 million avid fans daily. As a licensed sports gambling media entity in all 18 legal U.S. states, we represent a number of today's biggest sportsbooks, including FanDuel and DraftKings, while additionally leveraging our following to advertise for other sports-adjacent brands such as Fanatics.

Reasons to Invest

- Sports Gambling Guides represents an exclusive "content creator" influencer and follower network of over 700 Twitter and Instagram accounts with more than 17 million unique SGG followers.
- The global sports betting industry reached a market size of $203 billion in 2020 and is expected to grow by more than $100 billion by 2025.*
- SGG benefits from having a young staff that is steeped in social media and online sports culture. We believe we are the perfect team to address current sports media trends.

Team
Troy Paul: President & Co-Founder – LinkedIn
Mark Paul: CEO & Co-Founder – LinkedIn

Sound Legends
Sound Legends | *Built for Independent Artists Worldwide*
https://soundlegends.com

Description of Business
Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team
Alex Malagon: CEO/Founder – LinkedIn
Josh Orlinsky: CFO – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

THIS PAGE CONTAINS TESTING-THE-WATERS INFORMATION TO ALLOW COMPANIES TO EVALUATE INVESTOR INTEREST. *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST*

FURTHERMORE, THE INFORMATION CONTAINED ON THIS PAGE HAS NOT BEEN REVIEWED OR VERIFIED BY STARTENGINE AND STARTENGINE MAKES NO GUARANTEES WITH REGARDS TO THE COMPLETENESS, ACCURACY OR TIMELINESS OF THE INFORMATION. INVESTORS SHOULD NOT RELY ON INFORMATION CONTAINED ON THIS PAGE IN MAKING ANY INVESTMENT DECISION.

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Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA / SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.
Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. No broker-dealer or intermediary involved in offering except for Florida, where Dalmore Group LLC is participating as broker-dealer of record. StartEngine is not currently accepting investments from WA and TX. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risks associated with this offering.